June 9, 2006

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549

     Re:      Neoware, Inc./Commission File No. 000-21240
                 Form 10-K for the Fiscal Year Ended June 30, 2005
                 Form 8-K Filed April 27, 2006

Dear Mr. Skinner:

     The purpose of this letter is to respond to comments contained in a letter to Mr. Keith D. Schneck, Executive Vice President and Chief Financial Officer, of Neoware, Inc. (the “Company”) dated May 23, 2006 regarding our documents referenced above filed with the Securities and Exchange Commission. We request that the changes you requested be made in future filings, if applicable. In responding to your comments, we have numbered your comments and our responses in accordance with your numbered comments in your letter to us.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Results of Operations, page 17

Comment 1. In the discussion of your results of operations, you refer to various factors that have impacted results without quantifying the impact of each factor. For example, you refer to several factors that contributed to the increase in cost of revenues in fiscal 2005, but give no indication as to the relative impact of each factor. We further note that in your Form 10-Q for the period ended March 31, 2006 you disclose various factors contributing to the increase in revenue but do not provide quantification of the impact of each factor. Please explain how you considered Section III.D of SEC Release No. 33-6835

Response: With respect to our Form 10-K for the fiscal year ended June 30, 2005, our disclosure of net revenues and cost of revenues on page 16 included the following discussion providing quantification of the factors impacting our results of operations:

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

“The percentage increase in net revenues in fiscal 2005 reflects increases in revenue from our thin client appliance products (representing 24 points of the increase) and software (1 point) compared to increases in sales of thin client appliances (5 points) and software (5 points) in fiscal 2004. The increase in thin client appliance systems revenue in fiscal 2005 was driven by a 39% increase in unit sales from increasing market acceptance of our thin client products, the increase in our customer base from our core sales activities and those from recent acquisitions and our alliance with IBM and Lenovo.”

Further, under “Cost of Revenues and Gross Profit Margin” we explained that the increase in cost of revenues in fiscal 2005 was primarily the result of unit sales growth (see reference to 39% unit sales increase discussed in the revenue disclosure above) and to a lesser extent increased amortization of intangibles (this amount is separately disclosed), and to increases in inventory and warranty reserves due to higher unit sales volume.

With respect to the increases in inventory and warranty reserves in fiscal 2005 over fiscal 2004, we supplementally advise you that this increased amount was $666,000.

We believe that the above disclosure does provide quantification of the impact of the material factors to the extent we can accurately quantify each in accordance with Section III.D of SEC Release No. 33-6835. The impact of our alliance with IBM/Lenovo is separately disclosed on page 47 in “Notes to Consolidated Financial Statements, Concentration of Credit Risk and Dependence on Supplier.” In subsequent filings, we have included this disclosure within “Results of Operations.” We cannot accurately quantify the impact of the increase in our customer base from our sales activities because we do not maintain detail statistics of this. We also cannot accurately quantify the impact from recent acquisitions as acquired businesses are fully integrated within the Company’s product and sales groups promptly after closing the transactions, which precludes accurate determination of revenue contribution from these entities post-acquisition.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

With respect to our Form 10-Q for the quarter ended March 31, 2006, our disclosure included factors that contributed to the increase in revenue, including:

•	An increase in market acceptance of thin client computing,
•	An increase in our market share,
•	Significant initial sales of our new Neoware e900 thin client,
•	An increase in our customer base from our selling and marketing activities
•	An increase in sales to large enterprise customers,
•	An increase in our business with IBM and Lenovo, and
•	Revenues as a result of acquisitions.

Supplementally we advise you of the following:

a.	Initial sales of our new E900 thin client product totaled $700,000 and $8.1 million in the three- and nine-month periods ended March 31, 2006, respectively.

b.	We are unable to provide the revenue impact of acquisitions as acquired businesses are fully integrated within the Company’s product and sales activities promptly after closing the transactions, which precludes accurate determination of revenue contribution from these entities post-acquisition.

c.	With respect to our disclosure of our increase in net revenue from “an increase in market acceptance of thin client computing” and “an increase in our market share,” our disclosure was based on information presented in an IDC report “IDC Enterprise Thin-Client QView, 4Q05, No. 35034.”

d.	We disclosed in a separate table on page 22 our revenue from sales to IBM and Lenovo.

e.	We cannot accurately quantify the impact of the increase in our customer base from our sales activities as noted above.

f.	We are unable to accurately quantify sales to large enterprise customers as these sales often occur through our channel partners including IBM, Lenovo and other reseller and distributors and we do not receive reporting of actual revenue levels.

We propose to revise our Management’s Discussion and Analysis in future filings to further quantify the impact of each separately noted factor, to the extent material and quantifiable, as applicable.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

Comment 2. You disclose that the changes in revenue are attributed to an increase in unit sales offset by a decline in average selling prices. Tell us how you have considered quantifying the amount of the change in reported sales that is attributable to changes in volume versus changes in price. Refer to Item 303(a)(3)(iii) of Regulation S-K.

Response: We believe that we have provided disclosure of the impact of prices and volume to the extent we can quantify such factors. Our disclosure on page 16 of Form 10-K for the fiscal year ended June 30, 2005 included disclosure as to the amount of revenue growth attributable to specific unit increases in both fiscal years and that they were “partially offset by a decline in the average selling prices due to changes in product mix and increased competition.” With respect to changes in average selling prices, we believe that disclosure of a specific number would be misleading as it would vary each quarter depending on product mix and specific customers. For example, we could experience wide swings from quarter to quarter if our product mix in a particular quarter included a heavy concentration of our new e900 product, which carries an average selling price of approximately $3000, and in a subsequent quarter our sales were largely comprised of our other thin client products, which have prices ranging from approximately $199 to $600 each.

Comment 3. We note that you disclose several non-GAAP measures including, but not limited to, “non-GAAP gross profit”, “non-GAAP operating expenses”, “non-GAAP net income” and “non-GAAP earnings per share”. It appears that your presentation lacks any substantive disclosure that addresses the various disclosures in Question 8 of the Frequently Asked Questions Regarding the Use of non-GAAP Financial Measures. For example, the disclosure does not explain the economic substance behind your decision to use the measures, why you believe the measures provide investors with valuable insight into your operating results, or why it is useful to an investor to segregate each of the items for which adjustments are made. Additionally, you do not provide any discussion regarding the material limitations associated with each measure or the manner in which you compensate for such limitations. Note that we believe that detailed disclosures should be provided for each adjustment to your GAAP results and each non-GAAP measure. Further, please note that you must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance. Please explain to us how your current disclosure meets these requirements.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

Response: We are responding to your comment as follows:

a. The economic substance behind our decision to use the measures, why we believe the measures provide investors with valuable insight into our operating results and why it is useful to an investor to segregate each of the items for which adjustments are made.

The Company believes that its non-GAAP financial measures provide meaningful supplemental information regarding the Company’s operating results because they exclude amounts that the Company excludes as part of its monitoring of operating results and assessing the performance of the business. For example, the Company uses non-GAAP measures, including gross profit, operating expense and operating income excluding amortization and stock-based compensation expense in its financial and operational decision making, including decisions regarding staffing, future management priorities and how the Company will direct future operating expenses on the basis of non-GAAP financial measures. In addition, the Company has established incentive compensation programs utilizing, in part, such non-GAAP financial measures, including non-GAAP operating income. For the same reasons, management also uses this information in its budgeting and forecasting activities and in quarterly reports to its Board of Directors. In addition, we believe that our non-GAAP financial measures allow more meaningful comparison against the operating performance of other companies, as well as financial models prepared by the Company’s investors and securities analysts that also present information on a GAAP and non-GAAP basis. Additionally, we believe that our use of non-GAAP financial measures enables us to present information in a consistent form for comparison over multiple years.

b. Discussion regarding the material limitations associated with each measure or the manner in which we compensate for such limitations.

The Company’s disclosure in Exhibit 99.1 of Form 8-K filed April 27, 2006 under the caption Non-GAAP Financial Measuresstates that the non-GAAP measures either exclude or include amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles and further provides a detailed reconciliation in Exhibit 99.1 of GAAP to non-GAAP measures. While we believed our disclosure met the requirements referred to in Question 8, we propose to provide the following enhanced disclosure in any subsequent filings that include non-GAAP measures:

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

“Non-GAAP financial measures should not be considered as a substitute for, or as superior to, measures of financial performance prepared in accordance with GAAP. Neoware’s non-GAAP financial measures do not reflect a comprehensive system of accounting, and they differ from GAAP measures with similar names and from non-GAAP financial measures with the same or similar names that are used by other companies. We strongly urge investors and potential investors in our securities to review the reconciliation of our non-GAAP financial measures to the comparable GAAP financial measures that are included in this release, and our consolidated financial statements, including the notes thereto, and the other financial information contained in our periodic filings with the SEC and not to rely on any single financial measure to evaluate our business. The principal limitation of Neoware’s non-GAAP financial measures is that they exclude significant expenses that are required by GAAP to be recorded. In addition, non-GAAP financial measures are subject to inherent limitations because they reflect the exercise of judgments by management about which charges are excluded from the non-GAAP financial measures. To mitigate this limitation, Neoware presents its non-GAAP financial measures in connection with its GAAP results, and recommends that investors do not give undue weight to its non-GAAP financial measures.”

c. Detailed disclosures for each adjustment to our GAAP results and each non-GAAP measure.

We propose to include the following expanded disclosure in future filings where non-GAAP information is presented:

Neoware presents the following non-GAAP financial measures: non-GAAP gross profit and gross profit margin; non-GAAP operating income; non-GAAP operating expenses; non-GAAP operating income and margin; non-GAAP effective income tax rate; non-GAAP income taxes; non-GAAP net income; and non-GAAP earnings per share. We exclude the following items in the development of the non-GAAP financial measures presented:

•	Share-based compensation expenses. Our non-GAAP financial measures exclude share-based compensation expenses, which consist of expenses for stock-based compensation that we began recording under SFAS 123(R) in the first quarter of fiscal 2006. We exclude these expenses from our non-GAAP financial measures primarily because (i) they are non-cash expenses that we do not consider part of ongoing operating results when assessing the performance of our business, (ii) the exclusion of these expenses facilitates the comparison of results for fiscal 2006 with results for prior periods, which did not include share-based compensation expenses and (iii) exclusion of these expenses allows more meaningful comparisons against financial models prepared by our investors and securities analysts that also present information on a GAAP and non-GAAP basis. In addition, share-based compensation amounts are difficult to forecast, because the magnitude of the charges depends upon the volume and timing of stock option grants, which can vary from period to period, and external factors such as interest rates and the trading price and volatility of our common stock. We believe that excluding these share-based compensation amounts improves comparability of the performance of the business across periods.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

•	Amortization of acquired intangible assets. In accordance with GAAP, cost of sales and operating expenses include amortization of acquired intangible assets such as intellectual property, customer lists and covenants not to compete. We exclude these items from our non-GAAP financial measures because (i) they are non-cash expenses that we do not consider part of ongoing cash operating results when assessing the performance of our business as the timing and amount of the expense varies from period to period, (ii) we believe that doing so facilitates comparisons to our historical operating results and to the results of other companies in our industry, which have their own unique acquisition histories and (iii) exclusion of these expenses better allow comparison against financial models prepared by our investors and securities analysts that also present information on a GAAP and non-GAAP basis.

•	Income taxes. We use a non-GAAP effective income tax rate based on a derived amount which excludes the impact of the non-deductible portion of share based compensation expense as we believe this reflects income tax expense without the impact of share based compensation and provides a more meaningful comparison against our historical effective income tax rate for fiscal 2005, which did not include any impact of share-based compensation expense.

d. We must meet the burden of demonstrating the usefulness of any measure that excludes recurring items, especially if the non-GAAP measure is used to evaluate performance.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

We believe that our current disclosure does demonstrate the usefulness of the non-GAAP measures to evaluate performance as these measures are those used by management to measure its own performance. In order to more clearly disclose our assumptions and the limitations of the non-GAAP measures, we propose to include the above noted enhanced disclosure in any future filings which include the presentation of “non-GAAP” financial measures.

Comment 4. We note that it appears that you are using various non-GAAP measures as measures of operating performance. However, your disclosure that the measures are also used to assess the “cash requirements for ongoing operating activities” suggests that you are using the measures as a measure of your liquidity. Please explain whether your intention is to present the non-GAAP measures as measures of operating performance or liquidity.

Response. We believe that exclusion of amortization of acquisition-related intangibles and stock-based compensation and the related income tax effect provide a measure of both operating performance and liquidity, as they are non-cash items.

Comment 5. Please explain to us why you believe the exclusion of certain expenses helps focus on “core business”. In this regard, we note that you should specifically define any reference to “core business” as companies and investors may differ as to what this term represents and how it should be determined.

Response: Our reference to “core business” means our operations excluding the impact of amortization of acquisition-related intangibles and stock-based compensation and the related income tax effect. We will eliminate reference to “core business” in any future filings.

Comment 6. We note that you use a “pro-forma” tax rate, which differs from your GAAP tax rate. Please explain to us why you believe this non-GAAP tax rate is more appropriate and explain to us how this rate differs from your GAAP tax rate. We also note that the tax rate you have presented should be referred to as “non-GAAP” and not “pro forma”. Pro forma has a different meaning as defined by generally accepted accounting principles and SEC rules that is significantly different than your presentation.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

Response: We use a non-GAAP effective income tax rate based on a derived amount which excludes the impact of the non-deductible portion of share-based compensation expense as we believe this provides a more meaningful comparison against our historical effective income tax rate for fiscal 2005, which did not include any impact of share based compensation expense and is more representative of income tax expense excluding the impact of share-based compensation.

We concur with your comment that we should refer to this tax rate as “non-GAAP” and not “pro-forma” and will do so in future Form 8-K filings.

Comment 7. We note that your presentation of a non-GAAP statement of operations may create the unwarranted impression that the presentation is based on a comprehensive set of accounting rules or principles and that such presentation may not comply with item 100(b) of Regulation G. Please explain to us your basis for this presentation and explain how you believe it complies with Item 100(b) of Regulation G.

Response: The basis for our presentation is noted in response 3(a) above and we believe our disclosures noted in response 3(b) above do provide notice that the disclosure is not based on a comprehensive set of accounting rules or principles. We do not believe that our disclosure of non-GAAP financial measures contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the presentation of the non-GAAP financial measure, in light of the circumstances under which it is presented, not misleading as we fully disclose the non-GAAP adjustments and reconciliation to each GAAP amount. We will provide the expanded disclosure in future filings as noted in response 3 above.

We further acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
June 9, 2006

     We believe that the above information satisfactorily responds to your comments concerning our periodic filings. Please do not hesitate to call me at (610) 277-8300, extension 1072, or Nancy D. Weisberg, at McCausland Keen & Buckman, our counsel, at (610) 341-1070, to discuss any of the above responses.

Sincerely,

NEOWARE, INC.

By:	/s/ Keith D. Schneck
Keith D. Schneck
Executive Vice President and Chief Financial Officer

Enclosure

cc:	Nancy D. Weisberg, Esquire
Brian Hughes, Partner, KPMG
Christine Davis, Staff Accountant, SEC
Marc Thomas, Senior Staff Accountant, SEC